UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Dobkin, Eric S.
   c/o Goldman, Sachs & Co.
   85 Broad Street
   New York, NY  10004
2. Issuer Name and Ticker or Trading Symbol
   Associates First Capital Corporation
   AFS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   02/28/1998
5. If Amendment, Date of Original (Month/Year)
   03/09/1998
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Class A Common Stock       |      |    | |                  |   |           |2,000              |D     |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |2/12/9|P   | |200               |A  |$70.625    |                   |I     |01,02                      |
                           |8     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |2/12/9|P   | |300               |A  |$70.8125   |                   |I     |01,02                      |
                           |8     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |2/12/9|P   | |2,500             |A  |$71.5625   |                   |I     |01,02                      |
                           |8     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |2/12/9|P   | |2,500             |A  |$73.8125   |                   |I     |01,02                      |
                           |8     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |2/12/9|P   | |2,100             |A  |$71.8125   |                   |I     |01,02                      |
                           |8     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |2/12/9|P   | |2,500             |A  |$72.625    |                   |I     |01,02                      |
                           |8     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |2/12/9|P   | |2,500             |A  |$72.6875   |                   |I     |01,02                      |
                           |8     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |2/12/9|P   | |2,500             |A  |$73.375    |                   |I     |01,02                      |
                           |8     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |2/12/9|S   | |15,100            |D  |$72.6047   |                   |I     |01,02                      |
                           |8     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |2/23/9|S   | |6,000             |D  |$78.4667   |233,100            |I     |01,02                      |
                           |8     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option (right to|$76.9375|2/13/|A(03|V|10,000     |A  |03   |2/12/|Class A Comm|10,000 |       |10,000      |D  |            |
 buy)                 |        |98   |)   | |           |   |     |2008 |on Stock    |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Put Options (right to |$80.00  |2/27/|P   | |25         |A  |Immed|4/18/|Class A Comm|2,500  |$337.50|            |I  |01          |
sell)                 |        |98   |    | |           |   |.    |98   |on Stock    |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Put Options (right to |$80.00  |2/27/|S   | |25         |D  |Immed|4/18/|Class A Comm|2,500  |$325.00|-0-         |I  |01          |
sell)                 |        |98   |    | |           |   |.    |98   |on Stock    |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Call Options (obligati|$45.00  |     |    | |           |   |Immed|3/21/|Class A Comm|10,000 |       |-0-         |I  |01          |
on to sell)           |        |     |    | |           |   |.    |98   |on Stock    |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Call Options (obligati|$50.00  |     |    | |           |   |Immed|3/21/|Class A Comm|223,600|       |-0-         |I  |01          |
on to sell)           |        |     |    | |           |   |.    |98   |on Stock    |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Equity Swap (obligatio|$69.6896|     |    | |           |   |5/11/|5/11/|Class A Comm|19,314 |       |1           |I  |04          |
n to buy) (05)        |9407    |     |    | |           |   |98   |98   |on Stock    |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
01: The Reporting Person is a managing director of Goldman, Sachs & Co. ("GS"). The securities reported herein as indirectly owned are owned and were purchased and sold by GS.
Without admitting any legal
obligation, GS will remit appropriate profits, if any, to the Company. The Reporting Person disclaims beneficial ownership of the securities reported herein as indirectly owned except to the extent of his pecuniary interest therein.
02: The transactions reported herein as indirectly purchased and sold were part of baskets which did not meet the requirements for exemption as outlined by the Securities and Exchange Commission. The purchases that preceded the February 23, 1998 sale were part of approved baskets and therefore not reported.
03: These options were granted without payment by the Reporting Person pursuant to the Company's Deferred
Compensation Plan for Non-Employee Directors. The options are exercisable to the extent of 33 1/3% of such shares after one year from the date of grant, 66 2/3% after two years and in full after three years. The options include the right, subject to approval by the Issuer, to have shares withheld to satisfy income tax obligations.
04: The Reporting Person is a managing director of GS. The Goldman Sachs Group, L.P. ("GSG") is the general partner of and owns a 99% interest in GS. An affiliate of GSG is the investment adviser to Goldman Sachs
Global Alpha Fund, L.P. ("GS Global Alpha"), and an indirect wholly owned subsidiary of GSG is the general partner of GS Global Alpha. GS Global Alpha is the party to the equity swap reported herein. GSG and the
Reporting Person each disclaim beneficial ownership with respect to the equity swap except to the extent of their pecuniary interest
therein.
05: The equity swap relates to a non-standardized basket of stocks. However, the following description relates solely to the effects of the Issuer Class A Common Stock ("Common Stock") component of the basket (as if such component were a stand-alone equity swap) and disregards the effects of all other components of the basket.
The 19,314 shares of Issuer Common Stock reported herein represents GSG's pecuniary interest in the shares of Issuer Common Stock included in the basket. Under the equity swap, on May 11, 1998, GS Global Alpha will be entitled to receive a cash payment from the counterparty to the equity swap in an amount equal to the excess, if any, of (i) the product of the market value of 19,314 shares of the Common Stock on May 6, 1998 multipled by .999 (such amount being the "End Amount") over (ii) the product of the exercise price set forth above multipled by 19,314 (such amount being the "Initial Price"). If the Initial Price exceeds the End Amount, GS
Global Alpha will be required to pay an amount equal to such excess to the counterparty. In addition, on May 11,
1998, the counterparty will pay to GS Global Alpha an amount equal to the total cash dividends with respect to
19,314 shares of Common Stock for which the ex-dividend date has occurred during the period from (but excluding) the trade date for the equity swap (February 6, 1998) to (and including) May 6, 1998. During the term of the swap, GS Global Alpha will pay to the counterparty "interest" on the Initial Price at a rate equal to three-month LIBOR minus a spread.
SIGNATURE OF REPORTING PERSON
By:  s/ Hans L. Reich Attorney-in-fact
DATE
March 16, 1998